Exhibit 4.12

HORIZON QUANTUM HOLDINGS LTD.

2026 EMPLOYEE SHARE PURCHASE PLAN

The purpose of this 2026 Employee Share Purchase Plan (the “Plan”) is to provide eligible employees of Horizon Quantum Holdings Ltd. (UEN: 202537774K), a Singapore public company limited by shares (the “Company”), and certain of its subsidiaries with opportunities to subscribe for or purchase shares of the Company’s Class A ordinary shares (the “Ordinary Shares”), commencing at such time and on such dates as the Board of Directors of the Company (the “Board”) shall determine. Subject to adjustment under Section 15 hereof, the number of Ordinary Shares that have been approved for this purpose is the sum of:

(a) One and one-half percent (1.5%) of the sum of (x) the total number of the Company’s ordinary shares issued and outstanding immediately after the Closing (as defined below), plus (y) the total number of the Company’s ordinary shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing; plus

(b) an annual increase to be added on the first day of each fiscal year, commencing on January 1, 2027 and continuing for each fiscal year until, and including, January 1, 2036, equal to the lower of (i) one percent (1%) of the Ordinary Shares available for issuance under the Plan as of the last day of the immediately preceding calendar year, and (ii) a number of Ordinary Shares determined by the Board. Subject to Section 15 hereof, no more than 50,000,000 Ordinary Shares may be issued pursuant to the Plan.

The Plan is intended to qualify as an “employee stock purchase plan” as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued thereunder, and shall be interpreted in a manner consistent therewith.

1. Administration. The Plan shall be administered by the Board or by a committee appointed by the Board (the “Administrator”). The Administrator has authority to (i) make rules and regulations for the administration of the Plan; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan, and its interpretation and decisions with regard thereto shall be final and conclusive.

2. Eligibility. All employees of the Company and all employees of any subsidiary of the Company (as defined in Section 424(f) of the Code) designated by the Administrator from time to time (a “Designated Subsidiary”), are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to subscribe for or purchase Ordinary Shares under the Plan, provided that:

(a) they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year;

(b) they have been employed by the Company or a Designated Subsidiary for at least three months prior to enrolling in the Plan; and

(c) they are employees of the Company or a Designated Subsidiary on the first day of the applicable Plan Period (as defined below).

No employee may be granted an Option hereunder if such employee, immediately after the Option is granted, would own five percent (5%) or more of the total combined voting power or value of the issued and paid-up share capital of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the share ownership of an employee, and all ordinary shares that the employee has a contractual right to subscribe for or purchase shall be treated as ordinary shares owned by the employee.

The Company retains the discretion to determine which eligible employees may participate in an offering pursuant to and consistent with Treasury Regulation Sections 1.423-2(e) and (f).

3. Offerings. The Company shall make one or more offerings (“Offerings”) to employees to subscribe for or purchase Ordinary Shares under the Plan. Offerings shall begin at such time and on such dates as the Administrator shall determine, or the first business day thereafter (such dates, the “Offering Commencement Dates”). Each Offering Commencement Date shall begin a six (6)-month period (each, a “Plan Period”) during which payroll deductions shall be made and held for the purchase of Ordinary Shares at the end of the Plan Period. However, the Administrator may, at its discretion, choose a different Plan Period of not more than twelve (12) months for Offerings.

4. Participation. An employee eligible on the Offering Commencement Date of any Offering may participate in such Offering by completing and forwarding either a written or electronic payroll deduction authorization form to the employee’s appropriate payroll office at least 15 days (or such other number of days as is determined by the Company) prior to the applicable Offering Commencement Date. The form will authorize a regular payroll deduction from the Compensation (as defined below) received by the employee during the Plan Period. Unless an employee files a new form or withdraws from the Plan, his or her deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The Administrator shall determine what constitutes “Compensation” for the purposes of the Plan. In the absence of a determination by the Administrator, the term “Compensation” shall mean the amount of money reportable on the employee’s Federal Income Tax Withholding Statement (or analogous non-U.S. statement), excluding overtime, shift premium, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances for travel expenses, income or gains associated with the grant or vesting of restricted shares, income or gains on the exercise of Company share options or share appreciation rights, and similar items, whether or not shown or separately identified on the employee’s Federal Income Tax Withholding Statement (or analogous non-U.S. statement), but including, in the case of salespersons, sales commissions to the extent determined by the Administrator.

5. Deductions. The Company shall maintain payroll deduction accounts for all participating employees. With respect to any Offering made under the Plan, an employee may authorize a payroll deduction in any percentage amount (in whole percentages) at a minimum of one percent (1%) up to a maximum of fifteen percent (15%) of the Compensation that he or she receives during the Plan Period or such shorter period during which deductions from payroll are made. The Administrator may, at its discretion, designate a lower maximum contribution rate. The minimum payroll deduction is such percentage of Compensation as may be established from time to time by the Administrator.

6. Deduction Changes. An employee may decrease or discontinue his or her payroll deduction once during any Plan Period, by filing either a written or electronic new payroll deduction authorization form, as determined by the Company. However, an employee may not increase his or her payroll deduction during a Plan Period. If an employee elects to discontinue his or her payroll deductions during a Plan Period, but does not elect to withdraw his or her funds pursuant to Section 8 hereof, funds deducted prior to his or her election to discontinue will be applied to the purchase of Ordinary Shares on the Exercise Date (as defined below).

7. Interest. Interest will not be paid on any employee accounts, except to the extent that the Administrator, in its sole discretion, elects to credit employee accounts with interest at such rate as it may from time to time determine.

8. Withdrawal of Funds. An employee may at any time prior to the close of business on the fifteenth (15th) business day prior to the end of a Plan Period (or such other number of days as is determined by the Company) and for any reason permanently draw out the balance accumulated in such employee’s account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period during which the employee withdrew his or her balance. The employee may participate in any subsequent Offering in accordance with the terms and conditions established by the Administrator.

9. Purchase of Shares.

(a) Number of Shares. On the Offering Commencement Date for the applicable Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option (an “Option”) to subscribe for or purchase on the last business day of such Plan Period (the “Exercise Date”) at the applicable subscription or purchase price (the “Option Price”) up to the whole number of Ordinary Shares determined by multiplying $2,083 by the number of full months in the Plan Period and dividing the result by the closing price (as determined below) on the Offering Commencement Date; provided, however, that no employee may be granted an Option which permits his or her rights to subscribe for or purchase Ordinary Shares under the Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and its subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such Ordinary Shares (determined at the date such Option is granted) for each calendar year in which the Option is outstanding at any time; and, provided, further, however, that the Administrator may, in its discretion, set a different fixed number of Ordinary Shares that each eligible employee may subscribe for or purchase per Plan Period, which number shall not be greater than the number of Ordinary Shares determined using the formula in this Section 9(a), and both of which shall be subject to the first proviso of this Section 9(a).

(b) Option Price. The Administrator shall determine the Option Price for each Plan Period, including whether such Option Price shall be determined based on the lesser of the closing price of the Ordinary Shares on (i) the first business day of the Plan Period or (ii) the Exercise Date, or shall be based solely on the closing price of the Ordinary Shares on the Exercise Date; provided, however, that such Option Price shall be at least 85% of the applicable closing price. In the absence of a determination by the Administrator, the Option Price shall be 85% of the lesser of the closing price of the Ordinary Shares on (i) the first business day of the Plan Period or (ii) the Exercise Date. The closing price shall be (a) the closing price (for the primary trading session) on any national securities exchange on which the Ordinary Shares are then listed or (b) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in The Wall Street Journal or another source selected by the Administrator. If no sales of Ordinary Shares were made on such a day, the price of the Ordinary Shares shall be the reported price for the last preceding day on which sales were made.

(c) Exercise of Option. Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option at the Option Price on such date and shall be deemed to have subscribed for or purchased from the Company the number of whole Ordinary Shares reserved for the purpose of the Plan that his or her accumulated payroll deductions on such date will pay for, but not in excess of the maximum numbers determined in the manner set forth above.

(d) Return of Unused Payroll Deductions. Any balance remaining in an employee’s payroll deduction account at the end of a Plan Period shall be automatically refunded to the employee, except that any balance that is less than the purchase price of one Ordinary Share shall be carried forward into the employee’s payroll deduction account for the following Offering, unless the employee elects not to participate in the following Offering under the Plan, in which case the balance in the employee’s account shall be refunded.

(e) Stamp Duty. By completing and forwarding a payroll deduction authorization form pursuant to paragraph 4 of the Plan above, each employee acknowledges and agrees that (a) all transfers of Ordinary Shares which have been issued or delivered pursuant to the Plan shall be effected in accordance with Applicable Law and the provisions of the constitution of the Company for the time being in force, including, in the case of transfers, the requirement for the instrument of transfer to be in the form approved by the Directors of the Company; (b) under the Stamp Duty Act 1929 of Singapore, stamp duty is payable within prescribed time limits on instruments of transfers of Shares (whether electronic or otherwise) which are either (i) executed in Singapore, or (ii) executed outside Singapore but subsequently received in Singapore and an electronic instrument that is executed outside Singapore is received in Singapore if (1) it is retrieved or accessed by a person in Singapore; (2) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (3) an electronic copy of it is stored on a computer in Singapore; (c) unless agreed otherwise between a transferor and transferee, Singapore stamp duty is, by default, payable by the transferee of the shares; (d) in respect of transfers of Shares to / from Cede & Co. (or its successor or assign), (x) where the transferor of the Shares is Cede & Co. (or its successor or assign), the transferee shall be liable to pay any stamp duty, stamp duty reserve tax, transfer or documentary tax, or similar tax, charge, duty or levy (collectively, “transfer taxes”) in respect of such transfer; and (y) where the transferee of the Shares is Cede & Co. (or its successor or assign), the transferor shall be liable to pay any transfer taxes in respect of such transfer; and (e) any and all transfer taxes (and any interest, charge, penalty or the like payable in respect of any transfer taxes) and any and all losses, costs, expenses, liabilities or damages, including, without limitation, reasonable attorneys’ fees and costs, imposed upon or incurred by the Company, the transfer agent and share registrar for the time being, The Depository Trust Company (or other central securities depository), Cede & Co. (or its successor or assign), or any affiliate in connection with any transfer taxes arising out of or based upon the transfer of Ordinary Shares by the employee and/or the employee’s dealing in the Ordinary Shares shall be borne by the employee, and the employee shall indemnify and hold harmless each of the Company, the transfer agent and share registrar for the time being, The Depository Trust Company (or other central securities depository), Cede & Co., or any of their respective affiliates, successors, or assigns (collectively, the “Indemnified Persons”) against any liability with respect to any transfer taxes (and any interest, charge, penalty or the like payable in respect of any transfer taxes) and any and all losses, costs, expenses, liabilities or damages, including, without limitation, reasonable attorney’s fees and costs imposed upon or incurred by each of the Indemnified Persons or any such affiliate in connection with any transfer of Ordinary Shares by the employee and/or the employee’s dealing in the Ordinary Shares (including any deposit of the Ordinary Shares at The Depository Trust Company (or other central securities depository)).

10. Issuance of Certificates. Certificates (if applicable) representing Ordinary Shares subscribed for or purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint holders of such Ordinary Shares with rights of survivorship, or (in the Company’s sole discretion) in the name of a brokerage firm, bank, or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book-entry registration of shares in lieu of issuing certificates in respect of any book entry interests in the Ordinary Shares held by the employee.

11. Rights on Retirement, Death or Termination of Employment. If a participating employee’s employment with the Company or a Designated Subsidiary ends before the last business day of a Plan Period, no payroll deduction shall be taken from any pay then due and owing to the employee and the balance in the employee’s account shall be paid to the employee. In the event of the employee’s death before the last business day of a Plan Period, the Company shall, upon notification of such death, pay the balance of the employee’s account (a) to the executor or administrator of the employee’s estate or (b) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, before the last business day of the Plan Period, the Designated Subsidiary by which an employee is employed ceases to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee shall be deemed to have terminated employment for the purposes of the Plan.

12. Optionees Not Shareholders. Neither the granting of an Option to an employee nor the deductions from his or her pay shall make such employee a shareholder of the Ordinary Shares covered by an Option under the Plan unless and until he or she has subscribed for or purchased and been issued and allotted or transferred such shares. Prior to an employee’s purchase of Ordinary Shares, he or she shall not have any of the rights or privileges of a shareholder. Except as provided in Section 15 or otherwise determined by the Administrator, no adjustments shall be made for ordinary cash dividends or distribution or other rights for which the record date occurs prior to the date of an employee’s subscription for or purchase of Ordinary Shares.

13. Options Not Transferable. Options under the Plan are not transferable by a participating employee other than by will or the laws of intestacy, descent and distribution, and are exercisable during the employee’s lifetime only by the employee.

14. Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

15. Adjustment for Changes in Ordinary Shares and Certain Other Events.

(a) Changes in Capitalization. In the event of any share split, reverse share split, share consolidation, dividend, recapitalization, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Ordinary Shares other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the share limitations set forth in Section 9, and (iii) the Option Price shall be equitably adjusted to the extent determined by the Administrator.

(b) Reorganization Events.

(1) Definition. A “Reorganization Event” shall mean: (a) any amalgamation, merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, securities or other property or are cancelled, (b) any transfer or disposition of all of the Ordinary Shares of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2) Consequences of a Reorganization Event on Options. In connection with a Reorganization Event, the Administrator may take any one or more of the following actions as to outstanding Options on such terms as the Administrator determines: (i) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to employees, provide that all outstanding Options shall be terminated immediately prior to the consummation of such Reorganization Event and that all such outstanding Options shall become exercisable to the extent of accumulated payroll deductions as of a date specified by the Administrator in such notice, which date shall be ten (10) days preceding the effective date of the Reorganization Event (or such other number of days as is determined by the Administrator), (iii) upon written notice to employees, provide that all outstanding Options shall be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to participating employees on such date, (iv) in the event of a Reorganization Event under the terms of which holders of Ordinary Shares shall receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), change the last day of the Plan Period to be the date of the consummation of such Reorganization Event and make or provide for a cash payment to each employee equal to (A) (1) the Acquisition Price times (2) the number of Ordinary Shares that the employee’s accumulated payroll deductions as of immediately prior to the Reorganization Event could subscribe for or purchase at the Option Price, where the Acquisition Price is treated as the fair market value of the Ordinary Shares on the last day of the applicable Plan Period for purposes of determining the Option Price under Section 9(b) hereof, and where the number of shares that could be subscribed for or purchased is subject to the limitations set forth in Section 9(a), minus (B) the result of multiplying such number of shares by such Option Price, (v) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof), and (vi) any combination of the foregoing.

For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to subscribe for or purchase, for each Ordinary Share subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Ordinary Shares for each Ordinary Share held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if the consideration received as a result of the Reorganization Event is not solely ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of such number of ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding Ordinary Shares as a result of the Reorganization Event.

16. Amendment of the Plan. The Board may, at any time and from time to time, amend or suspend the Plan or any portion thereof, except that (a) if the approval of any such amendment by the shareholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made that would cause the Plan to fail to comply with Section 423 of the Code.

17. Insufficient Shares. If the total number of Ordinary Shares specified in elections to be subscribed for or purchased under any Offering plus the number of shares subscribed for or purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable or available for purchase under the Plan, the Administrator will allot the shares then available on a pro-rata basis.

18. Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan all amounts in the accounts of participating employees shall be promptly refunded.

19. Governmental Regulations. The Company’s obligation to issue, sell and/or deliver Ordinary Shares under the Plan is subject to listing on a national stock exchange (to the extent the Ordinary Shares are then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such shares.

20. Governing Law. The Plan shall be governed by Delaware law, except to the extent that such law is preempted by federal law.

21. Issuance of Shares. Shares may be issued upon exercise of an Option from newly issued Ordinary Shares or from shares held in the treasury of the Company

22. Notification upon Sale of Shares. Each employee agrees, by participating in the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two (2) years after the date of grant of the Option pursuant to which such shares were purchased.

23. Grants to Employees in Foreign Jurisdictions. The Company may, to comply with the laws of a foreign jurisdiction, grant Options to employees of the Company or a Designated Subsidiary who are citizens or residents of such foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) with terms that are less favorable (but not more favorable) than the terms of Options granted under the Plan to employees of the Company or a Designated Subsidiary who are resident in the United States. Notwithstanding the preceding provisions of the Plan, employees of the Company or a Designated Subsidiary who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from eligibility under the Plan if (a) the grant of an Option under the Plan to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (b) compliance with the laws of the foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code. The Company may add one or more appendices to the Plan describing the operation of the Plan in those foreign jurisdictions in which employees are excluded from participation or granted less favorable Options.

24. Authorization of Sub-Plans. The Administrator may from time to time establish one or more sub-plans under the Plan with respect to one or more Designated Subsidiaries, provided that such sub-plan complies with Section 423 of the Code.

25. Withholding. If applicable tax laws impose a tax withholding obligation, each affected employee shall, no later than the date of the event creating the tax liability, make a provision satisfactory to the Administrator for payment of any taxes required by law to be withheld in connection with any transaction related to Options granted to or shares acquired by such employee pursuant to the Plan. The Company may, to the extent permitted by law, deduct any such taxes from any payment of any kind otherwise due to an employee.

26. Equal Rights and Privileges. Subject to Section 23, all employees eligible to participate in the Plan will have equal rights and privileges under the Plan so that the Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 23, any provision of the Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board, or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

27. Effective Date and Approval of Shareholders. The Plan shall take effect upon the closing (the “Closing”) of the business combination agreement, dated as of September 9, 2025, by and between dMY Squared Technology Group, Inc., the Company, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of the Company, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company, and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (the date on which such closing occurs, the “Effective Date”), subject to approval by the shareholders of the Company as required by Section 423 of the Code, which approval must occur within twelve months of the adoption of the Plan by the Board.

Adopted by the Board of Directors on March 19, 2026

Approved by the shareholders on March 19, 2026

HORIZON QUANTUM HOLDINGS LTD

2026 EMPLOYEE SHARE PURCHASE PLAN (the “PLAN”)

IRELAND – IRISH SUB-PLAN

(Current as at 17 February 2026)

Capitalized terms not explicitly defined in this Irish Supplement but defined in the Plan shall have the same definitions as in the Plan, unless the context otherwise requires.

1	Purpose and Eligibility

The purpose of this sub-plan to the Plan (the “Irish Supplement”) is to enable the Board to provide eligible Irish-based employees with opportunities to subscribe for or purchase Ordinary Shares. The Irish Supplement should be read and construed as one document with the Plan. Only eligible employees may subscribe for or purchase Ordinary Shares. Any person who has subscribed for or purchased Ordinary Shares under the Irish Supplement is a participant for the purposes of the Plan.

The tax and social security consequences of participating in the Plan are based on complex tax and social security laws, which may be subject to varying interpretations, and the application of such laws may depend, in large part, on the surrounding facts and circumstances. Therefore, we recommend that the participant consults with their own tax advisor regularly to determine the consequences of taking or not taking any action concerning their participation in the Plan and to determine how the tax, social security or other laws in Ireland (or elsewhere) apply to their specific situation.

2	Terms

Ordinary Shares subscribed for or purchased pursuant to the Plan shall be governed by the terms of the Plan, subject to any such amendments set out herein and as are necessary to give effect to Section 1 of the Irish Supplement, and by the terms of any agreement entered into between the Company and the participant. To the extent that there is a conflict between the rules of the Plan and the Irish Supplement or any agreement relating to the purchase of or subscription for Ordinary Shares and the Irish Supplement, the provisions of the Irish Supplement shall prevail.

3	Taxes

The references in the Plan and / or the supporting documents to “tax” or “taxes” includes any and all taxes, charges, levies and contributions in Ireland or elsewhere, to include, in particular, Universal Social Charge (USC) and Pay Related Social Insurance (PRSI) (“Taxes”).

4	Tax Indemnity

4.1	The participant shall be accountable for any Taxes, which are chargeable on any assessable income deriving from the subscription or purchase, or other dealing in, Ordinary Shares acquired pursuant to the Plan. Neither the Company nor any subsidiary shall become liable for any Taxes, as a result of the participant’s participation in the Plan. In respect of such assessable income, the participant shall indemnify the Company and (at the direction of the Company) any subsidiary, which is or may be treated as the employer of the participant in respect of the Taxes (the “Tax Liabilities”).

4.2	Pursuant to the indemnity referred to in Section 4.1, where necessary, the participant shall make such arrangements as the Company or any subsidiary requires to meet the cost of the Tax Liabilities, including at the direction of the Company any of the following:

(a)	making a cash payment of an appropriate amount to the relevant company in the Company’s group whether by cheque, banker’s draft or deduction from salary in time to enable the relevant company to remit an appropriate amount of Taxes to the Irish Revenue Commissioners in accordance with its statutory requirements or as otherwise required by the Company; or

(b)	appointing the Company as agent and / or attorney for the sale of sufficient Ordinary Shares acquired pursuant to the Plan to cover the Tax Liabilities and authorising the payment to the relevant company of the appropriate amount (including all reasonable fees, commissions and expenses incurred by the relevant company in relation to such sale) out of the net proceeds of sale of the Ordinary Shares.

5	Employment Rights

5.1	The participant acknowledges that his or her terms of employment (including, but without limitation, his or her remuneration) shall not be affected in any way by his or her participation in the Plan which shall not form part of such terms (either expressly or impliedly). The participant acknowledges that his or her participation in the Plan shall be subject at all times to the rules of the Plan as may be amended from time to time (including, but not limited to, any clawback provisions). If on termination of the participant’s employment (whether lawfully, unlawfully, or in breach of contract) he or she loses any rights or benefits under the Plan (including any rights or benefits which he or she would not have lost had his or her employment not been terminated), the participant hereby acknowledges that he or she shall not be entitled to (and hereby waives) any compensation for the loss of any rights or benefits under the Plan, or any replacement or successor plan.

5.2	The Plan is entirely discretionary and may be administered by the Board. The Plan may be amended, suspended or terminated by the Board at any time and for any reason. Participation in the Plan is entirely discretionary and does not create any contractual or other right to subscribe for or purchase Ordinary Shares, or benefits in lieu of Ordinary Shares. All determinations with respect to future grants will be at the discretion of the Board. Rights under the Plan are not pensionable.

6	Data Protection

6.1	The Company will collect, use, disclose, transfer and otherwise process in electronic or other form, any personal data (the “Data”) regarding the participant’s employment, the nature of the participant’s salary and benefits and the details of the participant’s participation in the Plan (including but not limited to) the participant’s home address, telephone number, date of birth, personal public service number, job title, and number of Ordinary Shares, which were subscribed for or purchased, to the extent required for the purposes of implementing, administering and managing the participant’s participation in the Plan.

6.2	In connection with such purposes, the Company may obtain the data from the participant’s employer and may disclose and transfer the Data to any of its subsidiaries and to any carefully selected third party involved with the implementation, administration and management of the Plan, including relevant tax authorities and any requisite transfer to a broker or other third party assisting with the subscription for or purchase of or dealing with Ordinary Shares issued pursuant to the Plan, or with whom the Ordinary Shares may be deposited. The transfer of Data to such third parties is necessary to facilitate the participant’s participation in the Plan.

6.3	Some recipients of Data may be located in countries outside the European Economic Area and that those countries may have data protection laws which do not provide the same level of protection as those in Ireland and other European Union countries. However, in the case of transfer to such non-European Economic Area countries, the Company will ensure that appropriate transfer mechanisms are put in place and shall ensure that the Data is transferred lawfully and in accordance with applicable data protection laws. For further details relating to the Company’s data transfers, please contact the Company’s human resource department.

6.4	Additional information regarding the Company’s data protection practices are set out in the Company’s data protection policy, which will be provided upon request.

Adopted by the Board on March 19, 2026

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